UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER: 000-12950

(Check one):  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q  |_| Form N-SAR  |_| Form N-CSR

For Period Ended: 06/30/04
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
|_| For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Items to which the notification relates

PART I — REGISTRANT INFORMATION

ALLIANCE PHARMACEUTICAL CORP.
Full Name of Registrant

Former Name if Applicable

6175 Lusk Blvd.
Address of Principal Executive Office (Street and Number)

San Diego, CA 92121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable
	|	effort or expense;
|
|X|	|	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or
	|	Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due
	|	date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before
	|	the fifth calendar day following the prescribed due date; and
|
	|	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company’s independent auditor is unable to complete its audit of the Company’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004 by September 28, 2004 due to a just identified potential tax liability and related calculations necessary to comply with Section 382 of the Internal Revenue Code’s limitation of net operating loss carryforwards.

(Attach extra Sheets if Needed)

Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification.

Duane J. Roth	(858) 410-5326
(Name)	(Area Code)(Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X|   Yes or |_|   No

        (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|   Yes or |_|   No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See EXHIBIT 1

ALLIANCE PHARMACEUTICAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 09/28/04	By /s/ Duane J. Roth
Duane J. Roth, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

EXHIBIT 1

        For the year ended June 30, 2004, the Company expects to report a net gain on the disposition of assets of approximately $14.7 million primarily resulting from payments received and settlements made with various vendors and creditors during the period in connection with the sale of a business unit on June 18, 2003.

        The Company expects to report revenue of approximately $549,000 for the year ended June 30, 2004, compared to revenue of approximately $53,000 for the year ended June 30, 2003. This increase is attributable to license fee payments received from a research and development partner and the recognition of deferred revenue from Mixture Sciences, Inc.

        The Company expects to report research and development expenses of approximately $1.4 million for year ended June 30, 2004, compared to research and development expenses of approximately $16.2 million for the year ended June 30, 2003. This decrease is primarily due to the downsizing, consolidation of facilities and no manufacturing, all of which are connected with the sale of a business unit on June 18, 2003, as well as to decreases related to the Company’s other research and development activities.

        The Company expects to report general and administrative expenses of approximately $1.5 million for the year ended June 30, 2004, compared to general and administrative expenses of approximately $7.5 million for the year ended June 30, 2003. This decrease is attributable to no marketing activities costs, as well as to decreases in other expenses due to the downsizing and consolidation of facilities in connection with the sale of a business unit on June 18, 2003.

        The Company expects to report net income before income taxes of approximately $10 million for the year ended June 30, 2004, compared to a net loss of $20.3 million for the year ended June 30, 2003. The gain is attributable to the sale of a business unit on June 18, 2003.

        The Company expects to report net earnings per share before taxes of $0.33 basic and $0.32 diluted for the year ended June 30, 2004, compared to a net loss per share of $(1.04)for the year ended June 30, 2003. This change is primarily due to the sale of a business unit on June 18, 2003.